SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No.3)


                                CaminoSoft Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    133765107
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                                 (CUSIP Number)

CUSIP No. 113765107                   13G                      Page 2 of 5 Pages


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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     BFS US Special Opportunities Trust PLC                       None - Foreign

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3.   SEC USE ONLY



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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           835,500
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         835,500
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     835,500

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.49%

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12.  TYPE OF REPORTING PERSON*

     IV

--------------------------------------------------------------------------------

CUSIP No. 113765107                   13G                      Page 3 of 5 Pages




Item 1(a).  Name of Issuer:

            CaminoSoft Corp.                                         ("Company")

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            600 N. Nampshire Rd., Suite 105
            Westlake Village, CA  91361
            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            BFS US Special Opportunities Trust PLC                     ("Filer")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            8080 N. Central Expressway
            Suite 210, LB-50
            Dallas, TX  75206
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            United Kingdom
            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock
            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            Not applicable
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 113765107                   13G                      Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          As of May 1, 2002, the Filer owned 698,500 shares of the company's common stock. During the month of May, the Filer purchased on the open market a total of 137,000 shares of the Company's common stock as follows: April 26, 2002, 13,500 shares at $1.01 per share; April 30, 2002, 1,000 shares at $1.05 per share; May 6, 2002, 42,000 shares at
          $1.00 per share; May 7, 2002, 12,500 shares at $1.01 per share; and May 8, 2002, 68,000 shares at $0.99 per share. Thus, at May 31, 2002, the Filer owns 835,500 shares of the Company's common stock.

          The Investment Adviser is Renaissance Capital Group, Inc., which is also Investment Manager for Renaissance US Growth and Income Trust PLC and Investment Adviser for Renaissance Capital Growth & Income Fund III, Inc., both of which own securities of the Company. The Filer disclaims membership in a group.
          ----------------------------------------------------------------------

     (b)  Percent of class:

          8.49%
          ----------------------------------------------------------------------

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                835,500

          (ii)  Shared power to vote or to direct the vote

                None

          (iii) Sole power to dispose or to direct the disposition of

                835,500

          (iv)  Shared power to dispose or to direct the disposition of

                None

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable
         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

         Not applicable
         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

         Not applicable

CUSIP No. 113765107                   13G                      Page 5 of 5 Pages
          ----------------------------------------------------------------------

Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.






                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        June 7, 2002
                                        ----------------------------------------
                                                        (Date)



                                        ----------------------------------------
                                                      (Signature)

                                        BFS US Special Opportunities Trust PLC
                                        Russell Cleveland, Director
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).